UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51569 / April 19, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11903

In the Matter of **NORSUL OIL & MINING, LTD.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Norsul Oil & Mining, Ltd. ("Norsul" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. Norsul is a Canadian registered company. Norsul's only office is located in the United States in Marietta, Georgia. Norsul was created on April 26, 1949, when Golden Spike Oil, Ltd., was incorporated under the laws of the Province of Alberta. Norsul became Aldina-Leduc Oil, Ltd., on February 28, 1959, and Norsul on February 17, 1961.

The common stock of Norsul has been registered under Section 12(g) of the Exchange Act since July 21, 1972. Its stock has not been listed on any quotation medium, including the Pink Sheets, since 1998. The last trade in the stock occurred on December 21, 1998 when 800 shares sold for $0.00l per share.

      2.   On January 27, 1969, the Commission suspended over-the-counter trading in the common stock of Norsul until February 5, 1969, based upon the lack of accurate and complete information concerning the operations of Norsul, and because serious questions had been raised as to the accuracy of a telegram mailed to all shareholders of Norsul on January 22, 1969, concerning developments with an oil exploratory program the company conducted in Ecuador. On February 14, 1969, the Commission continued the suspension through February 25, 1969.

      3.   On October 7, 1969, the Commission obtained a permanent injunction against Norsul by consent in the U.S. District Court for the Southern District of New York that enjoined Norsul from further violations of Exchange Act Section 10(b) and Rule 10b-5, and Sections 5(a), 5(c), and 17(a) of the Securities Act of 1933.

      4.   On October 30, 1980, the Commission filed a civil injunctive action against Norsul and others in the U.S. District Court for the Central District of California alleging violations of the antifraud, filing, and registration provisions of the securities laws. On March 12, 1982, Norsul settled the case by agreeing that it would timely file its annual and periodic reports as required under the Exchange Act and the rules and regulations promulgated thereunder.

      5.   On June 5, 1996, a Commission Administrative Law Judge issued an Initial Decision that, *inter alia*, directed Norsul to cease and desist from committing or causing any present or future violations of Exchange Act Section 13(a) and Rules 12b-25, 13a-1, 13a-11, and 13a-13 thereunder, and ordering Norsul to take steps to comply with the reporting provisions of the Commission. The Initial Decision became final on August 7, 1996.

      6.   Norsul has failed to comply with Section 13(a) of the Exchange Act and Rules 12b-25, 13a-1, and 13a-13 thereunder, while its common stock was registered with the Commission. Specifically, Norsul has not filed an Annual Report on Form 10-K since April 30, 1991, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending January 31, 1993. Nor has Norsul filed the required Notifications of Inability to Timely File on Form 12b-25.

IV.

Section 12(j) of the Exchange Act provides as follows:

> The Commission is authorized, by order, as it deems necessary or
> appropriate for the protection of investors to deny, to suspend the

effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jonathan G. Katz
Secretary